Filed Pursuant To Rule 433

Registration No. 333-209926

August 1, 2016

Gold ETFs Won’t Lose Their Luster This Year

By Lewis Braham

July 30, 2016

George Milling-Stanley recalls the day that SPDR Gold Trust, GLD 1.033996553344822% SPDR Gold Trust U.S.: NYSE Arca 128.98 1.32 1.033996553344822% /Date(1469826000078-0500)/ Volume (Delayed 15m) : 12888860 AFTER HOURS 128.92 -0.0600000000000023 -0.04651884013025275% Volume (Delayed 15m) : 819334 P/E Ratio N/A Market Cap N/A Dividend Yield N/A Rev. per Employee N/A More quote details and news » GLD in Your Value Your Change Short position now better known by its ticker, GLD, launched in November of 2004. Though he was part of the World Gold Council team that developed and researched the potential market for the first U.S. bullion exchange-traded fund, he didn’t quite anticipate the pent-up demand for liquid gold.

“When we launched it, the chairman of the World Gold Council, a gentleman called Chris Thompson, said to me, ‘I’ll call you a success when GLD has a $1 billion in assets, which I expect in six months,’ “ he says. “I called him three trading days after we launched and said, ‘Chris, call me a success. We have a billion.’ It was the fastest-growing ETF ever.”

Today, ETFs that own gold bullion (not miners or other gold-related stocks) have $93 billion; GLD has $40.8 billion of that. Gold-bullion ETFs have become big players in the gold market, so much so that some argue that their fund flows are driving gold prices. Gold ETFs saw $13.8 billion in new money in the first quarter, representing 363.7 tons of the yellow metal, and the second strongest quarter since March of 2009, during the financial crisis. More important, the inflows represented 28% of all global demand—1,289.8 tons—for physical gold that quarter. The gold price is up 25.9% this year, to $1,336.09.

But what really drives the price of gold? “ETFs have become an integral part of the gold market, but it’s just one of four or five price drivers,” says Milling-Stanley, who now works for State Street Global Advisors, GLD’s marketing agent, as head of the gold-strategy team. “At times, ETF demand is the leader. We certainly saw this through the whole of 2011, when the price surged more than $500 in just a few months, primarily because of demand for ETFs. But there will be other times when jewelry demand in Asia or the value of the U.S. dollar are more important.”

Still, graph the tons of gold in ETFs and overlay that with gold prices, and you’ll see a striking overlap since 2008, when ETF assets really gathered steam.

Whether ETF flows are driving gold prices or merely following them is hotly debated. In reality, both claims can be true, depending on market conditions. “It’s a feedback loop,” says Juan Carlos Artigas, the World Gold Council’s director of investment research. “Higher prices encourage more ETF investors to look into the asset class, and when more investors look into that, gold’s price goes up.”

Whether or not gold experts believe that derivatives such as futures—or “paper gold,” as gold bugs derisively call them—count as part of the gold market weighs heavily in their assessment of ETFs’ influence. ETFs like GLD must hold all of their assets in physical bullion in vaults. But most gold derivatives are settled in cash and are backed by little if any bullion. It’s rare that a derivative buyer requests physical delivery of gold for a futures contract.

In an article written for shareholders in January, manager John Hathaway of the Tocqueville Gold fund (TGLDX) calculated that the volume of gold derivatives traded at the London Bullion Market Association on a daily basis had a notional value of 3,248 tons of gold, compared with a daily supply of physical gold from miners and recyclers of 10.5 tons—a ratio of 309 times the daily supply. Most of that derivative trading was on paper only, he surmised, and had no actual connection to the physical metal.

Since ETFs are backed completely by physical bullion, Hathaway predicted that a significant inflow into them could cause a “short squeeze” on such derivative traders as the dearth of real gold in vaults ostensibly backing futures contracts became apparent. Now, with gold up so much this year and ETF flows on a tear, that call looks prescient.

But Milling-Stanley believes that futures are still a relevant price driver: “I recognize that ETFs can, from time to time, play an important role in gold-price determination, but on average, gold-backed ETFs trade less than $2 billion per day, while the global over-the-counter [derivatives] market trades on average $250 billion.”

Clearly, investors should consider other price factors, in addition to ETF flows, when evaluating gold. Which ones? There are more tales on the Street explaining gold’s behavior than in Scheherazade’s Arabian Nights. Fear over geopolitical risks such as Brexit is a popular explanation, though hard to measure.

“It’s so frustrating when 90% of the headlines talk about gold bugs and their fears,” says Josh Crumb, chief strategy officer at Goldmoney, a gold custodian and precious-metals dealer. “That’s not what’s driving the market. Driving the market is real interest-rate expectations,” or expectations for rates after adjusting for inflation.

Intuitively, the relationship of real interest rates to gold makes sense. The less investors are paid after inflation for putting money in savings accounts, the more attractive gold looks as an alternative store of value. But with real rates high, there’s an opportunity cost to gold, which pays no interest. So prices fall.

This inverse relationship can be compelling. In 2013, Claude Erb, a former TCW Group commodities portfolio manager, and Campbell Harvey, a Duke University professor, published “The Golden Dilemma,” one of the more balanced studies of gold’s drivers. They went back to 1997, when the U.S. government launched Treasury inflation-protected securities, and found that gold had a correlation of minus 0.82 with real yields on 10-year TIPS. In other words, when yields on the 10-year TIPS were rising, gold was falling 82% of the time, and vice versa.

Currently, real rates are low or negative throughout the developed world. “Expectations are that inflation will rise, yet the Federal Reserve has lagged on raising rates,” Crumb says. “As long as that’s the case, gold will continue to go up. The only time gold significantly goes down is when the rate expectations are higher than actual inflation.”

Not so fast. Erb and Harvey looked at a longer time periods in the United Kingdom, where inflation-linked bonds have existed since the early 1980s. There, the inverse correlation fell to just minus 31%. “I’ve been involved in the gold markets since 1972,” says Milling-Stanley. “The one lesson I’ve learned is to be very wary of anybody who says there is only one price driver for gold. They are invariably right when they tell you, and invariably wrong five minutes after that.”

In fact, World Gold Council research indicates that the tie to rates tends to be significant only when real rates are at extremes. “Historically speaking, when you have really low rates, gold prices rise rapidly, but when interest rates are in a normal band—0% to 4% in real terms—gold returns are still positive,” says the World Gold Council’s Artigas. “It’s only when rates are really high that you start to see consistently lower returns.”

Artigas identifies seven drivers that influence gold’s price: investment flows, currency fluctuations, inflation, interest rates, consumer spending, systemic risk, and supply.

There are also sectr-specific influences. “Gold-mining supply is a major driver of price, and it’s very much underappreciated,” says Erik Norland, a senior economist at derivatives marketplace CME Group. “What differentiates mining supply from short-term interest rates or ETF flows, which are more day-to-day or quarter-to-quarter influences, is that mining supply tends to influence the price over a year or more.” The reason: Mines are long-term projects that take years to affect supply.

Norland is bearish on gold because of mining supply. “Today, mining companies have all-in costs of producing gold of $1,200 to $1,300 per ounce to become profitable again,” he says. “So if gold prices maintain their current level, it will incentivize an increase in production, which will put a lot of supply on the market. That may not have any impact this month or next month or even this year, but over the long term, it will provide a supply of gold that may overwhelm the flows into ETFs.”

Jewelry demand is another long-term driver that is industry-specific. It acts as a counterweight to short-term ETF flows, as it increases when economies are strong, Artigas says. Meanwhile, gold-ETF inflows are “countercyclical,” increasing when economies are weak and interest rates are falling.

Still, 2016 should continue to be the year of the gold ETF. “The rally this year—and, we expect, next year—will be almost solely investment led, and not a function of underlying supply-and-demand fundamentals,” says James Steel, HSBC’s chief precious-metals analyst. “The longer the Fed delays raising rates, the better it is for gold.”

And for gold ETFs.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.